GENESIS HEALTHCARE CORPORATION

March 31, 2006

Via Facsimile and EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:      Genesis HealthCare Corporation (“GHC” or the “Company”)

                 Form 10-K for Fiscal Year Ended September 30, 2005
                 Filed December 14, 2005

                 Form 10-Q for Fiscal Quarter Ended December 31, 2005

                 File No. 000-50351

Dear Mr. Spirgel:

     This letter is in response to your March 17, 2006 letter regarding the Securities and Exchange Commission’s (the “Commission”) review of the above-referenced reports. We understand and appreciate that the purpose of the Commission’s review is to assist us in our compliance with the applicable disclosure requirements and enhance the overall disclosures in our filings.

     The Commission’s inquiries and our responses thereto are presented below in numbered paragraphs to conform to the numbered paragraphs in your letter, including, as appropriate, proposed revisions to disclosures that we anticipate making in future filings. We have attempted to provide a clear, complete response and resolution/approach to each comment provided. All references to “GHVI” or “NCI” refer to our prior parent corporation, Neighborcare, Inc. (formerly known as Genesis Heath Ventures, Inc.).

     In addition, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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1.	COMMENT: Please revise to discuss in greater detail the reasons why management believes that presentation of the non-GAAP financial measures EBITDA and adjusted EBITDA provides useful information to investors regarding the registrant’s financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K for guidance.

ANSWER: GHC believes that its current disclosure with respect to non-GAAP financial measures complies with the requirements of Item 10(e) of Regulation S-K. In response to the Commission’s request for additional detail, and in an effort to provide more fulsome disclosure to shareholders and investors, in future filings GHC will revise its disclosure as to the usefulness of the non-GAAP financial measures of EBITDA and adjusted EBITDA to read as set forth below. Note that the below disclosure replaces the second paragraph under “Reasons for Non-GAAP Financial Information” in GHC’s Annual Report on Form 10-K and should be read together with the additional discussion concerning GHC’s presentation of non-GAAP financial measures contained therein.

“Management believes that the presentation of EBITDA and Adjusted EBITDA provides useful information to investors regarding our results of operations because these financial measures are useful for trending, analyzing and benchmarking the performance and value of our business. By excluding certain expenses and other items that may not be indicative of our core business operating results, these non-GAAP financial measures:

•	allow investors to evaluate our performance from management’s perspective, resulting in greater transparency with respect to supplemental information used by us in our financial and operational decision making;

•	facilitate comparisons with prior periods and reflects the principal basis on which management monitors financial performance; and

•	facilitate comparisons with the performance of others in the long-term care services industry.

We use EBITDA and Adjusted EBITDA primarily as performance measures and believe that the GAAP financial measure most directly comparable to EBITDA and Adjusted EBITDA is net income. We use EBITDA and Adjusted EBITDA as a measure to assess the relative performance of our eldercare properties and other of our operating businesses, as well as the employees responsible for operating such businesses. EBITDA and Adjusted EBITDA are useful in this regard because they do not include such costs as interest expense, income taxes and depreciation and amortization expense which may vary from business unit to business unit depending upon such factors as the method used to finance the original purchase of the business unit or the tax law in the state that a business unit operates in. By excluding such factors when measuring financial performance, many of which are outside of the control of the employees responsible for operating our business units, management is better able to evaluate the operating performance of the business unit and the employees responsible for business unit performance. Consequently, management uses EBITDA and Adjusted EBITDA to determine the extent to which our employees have met performance goals, and therefore may or may not be eligible for incentive compensation awards.

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We also use EBITDA and Adjusted EBITDA in our annual budget process. We believe EBITDA and Adjusted EBITDA facilitate internal comparisons to historical operating performance of prior periods and external comparisons to competitors’ historical operating performance. The presentation of these non-GAAP financial measures is consistent with our past practice and we believe such measures further enable investors and analysts to compare current non-GAAP measures with non-GAAP measures presented in prior periods.

Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not consider certain material costs necessary to operate our business. These costs include the cost to service our debt, the non-cash depreciation and amortization associated with our long-lived assets, the cost of our federal and state tax obligations, our share of the earnings or losses of our less than 100% owned operations and the operating results of our discontinued businesses. Because EBITDA does not consider these important elements of our cost structure, a user of our financial information who relies on EBITDA as the only measure of our performance could draw an incomplete or misleading conclusion regarding our financial performance. Consequently, a user of our financial information should consider net income an important measure of our financial performance because it provides the most complete measure of our performance.”

2.	COMMENT: Refer to the 2nd full paragraph on page 51 and explain to us your GAAP basis for recording investment income as revenue. Please also tell us how much investment income you recorded as revenue for each of the previous three fiscal years.

ANSWER: GHC earns investment income principally on short-term investments of cash equivalents on hand and from investments in restricted marketable securities held to secure the outstanding claims losses of GHC’s wholly owned insurance captive, Liberty Health Corporation, Ltd. (LHC). Income derived from these restricted investments in marketable securities held by LHC is intended to offset increases in loss reserve requirements created by the differential between discounted estimated ultimate claims and actual payments over time. Accretion to those reserves is included in operating expenses of GHC. For that reason, GHC does not view LHC’s investment income as a separable component from operating income. In accordance with Rule 5-03 (b)(7) of Regulation S-X “Non-operating income”, however, GHC routinely reviews other forms of investment income in relation to its consolidated financial statements to ensure adequate disclosures are presented. The relevant quantitative comparisons are presented in the table below:

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Other income materiality evaluation:

(in millions, except percentages)	FY 2005	FY 2004	FY 2003

Total investment income	$6.1	$5.2	$2.3
Less insurance captive investment income	(2.8)	(3.6)	(1.9)

Other investment income	$3.3	$1.6	$0.4

Expressed as % of net revenue	0.20%	0.11%	0.03%
Expressed as % of net income, before taxes	4.85%	3.20%	0.80%

Other income ranging from $0.4 million to $3.3 million for each of the fiscal years presented is not material, quantitatively or qualitatively, and therefore, not presented separately from operating income in accordance with Rule 5-03 of Regulation S-X. GHC will enhance its disclosure in future filings to include explanatory notes regarding levels of investment income.

3.	COMMENT: Please review to discuss in greater detail the nature of your growth in operations that was the primary contributor to the remaining $31.8 million improvement in operating cash flow. In this regard, we note at the top of page 51 that total patient days increased only 2,425 and patient days in the same facility centers declined by 38,111.

ANSWER: There are four types of organic growth (growth in operations) in GHC’s inpatient services segment: (1) Volume growth in the form of higher occupancy (or patient days), (2) Rate growth caused by higher payment rates per patient day, (3) Growth in quality mix (non-Medicaid) caused by the transitioning of patient days from one payor source to a higher paying payor source and (4) Growth in acuity, a form of rate growth caused by treating more medically demanding patients within a given payor category that are reimbursed at a higher rate.

As noted by the Commission, GHC’s volume growth on a same facility basis declined in fiscal 2005 from fiscal 2004. Conversely, in fiscal 2005, GHC experienced the sharpest rate and acuity growth in several years. Acuity adjusted rate increases in both the Medicare and Medicaid programs were between 5.3% and 5.7%, respectively. Approximately 82% of GHC’s inpatient services segment revenues come from these payment sources. The rate increases are principally a function of federal and state legislative processes, while the acuity component is driven by GHC’s ability to attract more clinically complex patients. These factors, along with enhanced quality mix, are discussed in the second paragraph under “Fiscal 2005 Compared to Fiscal 2004” in MD&A.

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GHC will provide clearer disclosure in future filings by identifying which of the four elements are driving operational growth.

4.	COMMENT: Disclose and explain to us your basis for classifying the restricted cash as a current asset. Refer to the guidance in ARB 43, Chapter 3A, paragraph 6. Further, tell us your GAAP basis for including restricted cash as part of cash and equivalents.

ANSWER: Consolidated cash and equivalent balances include the cash held by GHC’s wholly owned insurance captive, (LHC). The assets of LHC, including its cash balances, are restricted from general corporate uses and limited to securing and paying claims insured through policies written by LHC. Although restricted from corporate use, the cash balances of LHC are used for the ordinary operations of LHC’s business cycle as defined in paragraph 5, Chapter 3A of ARB 43. Conversely, if LHC’s cash was not intended to fund that business cycle, paragraph 6 of ARB 43, Chapter 3A would preclude GHC from classifying it within current assets. GHC believes that the restriction of LHC assets is different in context than other more scrutinized examples addressed in ARB 43, Chapter 3A (restrictions called for by lenders of long-term debt, for example). The classification of LHC’s assets and liabilities as current, and therefore including them in GHC’s calculation of working capital, is appropriate applying the topical discussion under ARB 43, Chapter 3A.

GHC further believes that the cash of LHC, while restricted, is appropriately classified as current because it is available and will be used to satisfy current obligations of LHC. LHC functions as a stand-alone entity with current and long-term obligations which are accounted for as such. It satisfies those obligations with cash as well as current and long-term investments in marketable securities, each of which are separately presented in GHC’s consolidated balance sheets.

5.	COMMENT: Tell us your GAAP basis for classifying assets held for sale outside of current assets at each balance sheet date and explain to us your consideration of paragraphs 30 and 31 of SFAS 144 in making this determination. Further, tell us whether these assets were components or were part of components whose operations were classified as discontinued operations.

ANSWER: Before classifying any asset or group of assets as held for sale, GHC confirms that the asset(s) are clearly distinguishable components of the greater organization comprised of separable operations and cash flows. Additionally, GHC performs a quarterly analysis which ensures that each of the six criteria of paragraph 30 of SFAS 144 is met upon initial classification and on an ongoing basis with regard to each potential transaction independent of one another. This qualitative evaluation includes input from members of GHC’s investment committee, other members of senior management and the managers responsible for the daily activities of those component operations. Because transfer of nursing facility operations are subject to extensive regulatory oversight and other barriers to entry, certain of these transactions take more than the one year window prescribed in item (d) of paragraph 30 of SFAS 144. Accordingly, GHC considers the exceptions noted in paragraph 31 of SFAS 144 in determining whether to maintain the accounting treatment of discontinued operations and assets held for sale.

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Where circumstances beyond GHC’s control have prevented a timely sale of assets, GHC has initiated actions to respond by continuing to market actively the properties at a reasonable sales price reflective of the extenuating circumstances. GHC believes it would be inappropriate to increase its working capital through a current asset classification of its assets held for sale at the moment those assets qualify for discontinued operations treatment due to the possibility of an extended sales transaction. Rather, GHC elects to continue to record assets held for sale (principally represented by the property, plant and equipment of the nursing facilities) as other than current. Only upon receiving a firm commitment in the form of a binding letter of intent from a qualified prospective buyer, does GHC reclassify the asset(s) held for sale as current.

6.	COMMENT: Please revise to remove the indention of your operating expenses line items or tell us why you believe this presentation is appropriate.

ANSWER: The purpose of GHC’s statement of operations presentation as it relates to operating expenses is to identify those costs that GHC views as routine expenses incurred in the ordinary course of business. These expenses are viewed separately from lease expense, depreciation and amortization expense, and interest expense, which GHC views as capital costs associated with the acquisition and related financing of revenue producing assets. It is GHC’s opinion that the current presentation provides the reader with insight into how management measures its operational performance without detracting from the overall financial statement presentation. If the Commission objects to the current presentation, GHC will remove the indentation in future filings.

7.	COMMENT: Refer to the operating section of your cash flow statement and explain to us how you calculated the following fiscal year 2005 adjustments to net income:

•	Non-cash compensation expenses

•	Provision for losses on accounts receivable and note receivable

•	Changes in accounts receivable

•	Changes in accounts payable and accrued expenses

To the extent possible, reconcile these adjustment amounts to the amounts included in your financial statements, notes thereto and the valuation and qualifying accounts schedule on page 111.

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ANSWER: All dollars referenced in the following bullets are presented in thousands.

•	Non-cash compensation expenses - $6,657. This amount includes $4,124 of non-cash expense related to GHC’s stock incentive plan for employees, officers and non-employee directors as discussed in note 15 – “Stock-Based Benefit Plans – Stock Incentive Plan.” Also included in the total is $2,533 of non-cash expense, which represents the increase in GHC’s obligation to participants in GHC’s deferred compensation plan who have elected to invest their deferred compensation in GHC common stock. The total of $6,657 reconciles to the SFAS 123 pro forma disclosure in note 2 – “Summary of Significant Accounting Policies – Stock Option Plan,” which is reported net of income taxes [($6,657 x (1-.40) = $3,994].

•	Provision for losses on accounts receivable and notes receivable - $10,859. This total reconciles to the respective line item on the consolidated statement of operations. The primary difference between the $10,859 and the amount disclosed under Schedule II – Valuation and Qualifying Accounts for the amount “Charged to Operations” of $12,714 is attributed to non-cash recoveries recognized on notes receivable. The majority of such recoveries were received in cash in the first quarter of the succeeding fiscal year.

•	Changes in accounts receivable - $(24,135). Net accounts receivable as reported on the consolidated balance sheet reflects an increase of $9,324 from prior year to current year. The $14,811 difference versus the consolidated statement of cash flows is attributed to non-cash trade bad debt expenses totaling $12,714. The remaining difference is primarily attributed to the impact of acquisitions and dispositions, as well as other balance sheet changes that are either reflected as non-cash activities or as investing activities in the consolidated statements of cash flow.

•	Changes in accounts payable and accrued expenses – $2,644. The amount reported is calculated by first taking the year to year changes in ending balances of the following liability accounts: accounts payable, accrued expenses, accrued compensation, accrued interest, income tax payable, and total self-insurance liability reserves which amount to a net source of cash of $3,974. The remaining difference is primarily attributed to the impact of acquisitions and dispositions, as well as other balance sheet changes that are either reflected as non-cash activities or as investing activities in the consolidated statements of cash flow.

8.	COMMENT: Refer to the Purchases of eldercare centers and lease amendments line item in the investing activities section and explain to us the following:

•	The nature of the lease amendments for each fiscal year presented.

•	The amount of the lease amendments for each fiscal year presented.

•	Your GAAP basis for including these amounts within the investing section of your cash flow statements.

ANSWER: The lease amendments occurred in fiscals 2003 ($2.5 million) and 2004 ($32.3 million) in connection with the ElderTrust / Ventas transactions. GHVI needed to procure ElderTrust’s consent to the assignment from GHVI to GHC of all leases and related guarantees prior to GHC’s spin-off from GHVI. ElderTrust agreed to extend such a consent in exchange for $5 million and binding agreements regarding the other transactions disclosed in the 2005 Annual Report on Form 10-K under note 4 – “Significant Transactions and Events – ElderTrust / Ventas Transactions.”

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The most significant component of the binding transactions involved the exchange of $32.3 million in fiscal 2004 for ElderTrust’s lease rights in seven properties. ElderTrust’s lease obligations with the property owner were at a lower lease rate than ElderTrust charged GHC in its sublease agreement with GHC. By acquiring ElderTrust’s lease rights, GHC became the primary lessee and, therefore, assumed the lower lease rate previously held by ElderTrust. GHC views this payment as consideration to assume the lower lease rate and, therefore, classified the payment as advanced rent to be recognized on a straight-line basis over the lease term, in accordance with Statement of Financial Accounting Standards No. 13, “Accounting for Leases (as amended)” (SFAS 13).

GHC classified these payments as investing activities in its consolidated statements of cash flow because they were related to the spin-off. Had GHC not entered into the ElderTrust transactions, including the lease assignments, the spin-off would not have taken place. Because GHC viewed the spin-off as an activity outside the ordinary course of its operations, such payments were segregated from the operating section of the consolidated statements of cash flow.

9.	COMMENT: Refer to the 3rd to last paragraph on page 74 and explain to us in greater detail the nature of your equity method investees and your relationship with them. Tell us whether you provide management services to your equity method investees and if so, how you account for the management fee payments that you receive. You should also disclose the amount of the management fees received from your equity method investees in accordance with SFAS 57 and 4-08(k) of Regulation S-X. Please also revise to comply fully with the disclosure requirements of APB 18.

ANSWER: GHC has ownership interests in 13 limited partnerships and limited liability corporations, 12 of which GHC has been engaged by the partnership or limited liability corporation to perform management services under a management agreement. The investments consist of stand alone skilled nursing and assisted living facilities. GHC’s equity partners are unrelated and unaffiliated with GHC. In the typical arrangement, GHC owns 50% or less of the partnership or other ownership interests. In 11 of the cases, GHC accounts for its ownership interests under the equity method of accounting and in one case under the cost method. In the one remaining case, GHC consolidates the results of the jointly owned facility in accordance with FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities (as amended)” (FIN 46R).

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GHC recognizes management fee revenue in accordance with the terms of the management agreements. The management agreements with GHC’s joint venture facilities are generally not structured differently than management agreements with non-joint venture facilities. By virtue of its equity method accounting, GHC recognizes a reduction in the equity in net income of unconsolidated affiliates for its share of the management fee expense incurred by the jointly owned facility.

In fiscal 2005, GHC recognized approximately $2.7 million in management fee revenue (or 0.2% of its total net revenue) under the 11 management contracts associated with the unconsolidated jointly owned facilities. The cost associated with servicing these contracts is difficult to determine because the related support functions are integrated with GHC’s consolidated operations. The carrying value of GHC’s investment in jointly owned facilities is approximately $9.0 million at September 30, 2005 (or 0.7% of its total assets).

The related party disclosure provisions of SFAS 57 and 4-08(k) of Regulation S-X, and the equity method investment disclosure requirements of APB 18 have not been included in GHC’s consolidated financial statements and notes thereto due to the insignificance of these investments and related activities to GHC’s overall financial condition and results of operations.

10.	COMMENT: We note management concluded that the errors are not material to the Company’s consolidated financial statements taken as a whole. Explain to us why you believe correcting the errors in the current year did not have a material impact, in the aggregate, on the Company’s fiscal 2005 results of operations. Also, tell us why you believe the errors are not material to your results of operations in prior periods.

ANSWER: In accordance with Staff Accounting Bulletin No. 99 – “Materiality” (SAB 99), GHC conducted an evaluation of the four errors individually and in the aggregate to assess whether, from a quantitative and qualitative standpoint, the correction of such errors would be material to any previously reported financial statements or to earnings trends, and to assess whether the correction of such errors in the aggregate would be material to the fiscal year (2005) in which they were identified and corrected.

The majority of the errors originated in fiscal 2003. Consequently, GHC’s quantitative assessment focused on fiscal 2002 through fiscal 2005. The assessment included an evaluation of the relative change between GHC’s reported results and GHC’s results on an “as if restated basis” for the following financial statement items which, when adjusted to exclude debt restructuring and non-cash impairments, were deemed by GHC to be critical to financial statement users’ understanding of GHC’s financial condition and results of operations:

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•	Working capital

•	Property and equipment, net

•	Total assets

•	Total debt

•	Net revenue

•	EBITDAR

•	EBITDA

•	Pre tax income

•	Income from continuing operations

•	Diluted EPS from continuing operations

•	Debt to EBITDA

•	Adjusted Debt (includes rents x 8)

•	Adjusted Debt to EBITDAR

•	Cash flow

GHC evaluated the percentage difference between the as reported and as if restated figures. The range of misstatement ranged from 0% (Cash flow in all years) to 7.5% (GHC’s 2005 total debt).

Per SAB 99, the use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant's financial statements is unlikely to be material. GHC used this approach as an initial step in assessing materiality.

In addition, GHC’s quantitative assessment considered the impact of the corrections on the results of operations of each reported quarter in fiscal 2005, each footnote to the fiscal 2004 Annual Report on Form 10-K, each footnote to the fiscal 2005 Quarterly Reports on Form 10-Q and on fiscal 2004 and fiscal 2005 compliance with debt covenants.

The overarching measure of materiality employed by GHC was whether there is a substantial likelihood that a reasonable person would consider such corrections important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows: The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion of the correction of the item. This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is - a substantial likelihood that the...fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

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Given these guidelines and the quantitative impact to the financial statements taken as a whole (balance sheet, statement of operations, statement of cash flows, footnotes, debt covenant compliance), GHC believes that there is not a substantial likelihood that the judgment of a reasonable person relying upon such financial statements would have been changed or influenced by the inclusion or exclusion of the corrections.

GHC believes this quantitative conclusion is further supported by the following qualitative factors:

•	GHC is currently valued by investors based upon cash flow. Non-cash charges and the classification of leases are often excluded from determinations of GHC’s value.

•	In addition to cash flow, GHC investors tend to be most interested in fundamental operating performance (occupancy, payor mix / acuity, payor rates, labor inflation and labor supply, and reimbursement outlook). The inclusion or omission of the corrections in no way influences a readers understanding of these key operating elements.

•	Due to the nature of the corrections, there is not a substantial likelihood that such corrections or omission of the corrections would change a reasonable persons understanding of GHC’s underlying operating performance, business risks, earnings potential, or its ability to generate cash flow to meet obligations or reinvest in the business.

•	The errors do not impact revenue recognition (i.e. users of the financial statements are not misinformed about GHC’s core revenue sources or its revenue recognition principles.)

•	The errors were not intentional, nor was GHC aware of the errors prior to their recognition.

•	The corrections have no identifiable impact to regulatory or debt compliance.

•	The misstatements do not hide a failure to meet analysts' consensus expectations. Further, GHC’s experience with its analysts and investors suggests that they tend to discount or ignore the impact of unusual corrections or events such as these when developing projection models, especially non-cash adjustments that are not expected to recur.

•	The misstatements do not mask a change in earnings or earnings trends.

•	The corrections in all periods would not have resulted in a change from income to a loss from continuing operations, or vice versa.

The qualitative assessment reinforces the quantitative analysis of the aggregate corrections. In light of the fact pattern, GHC believes that an alternative conclusion to restate previously reported financial statements would not offer investors any substantial information about GHC’s financial condition or results of operations that would change their current views about an existing or potential investment in GHC. In addition, GHC has no indication that the inclusion or omission of the corrections would result, or did result, in a change in its stock price.

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Given the quantitative and qualitative factors provided, GHC is confident that there is a substantial likelihood that a reasonable person would not consider the corrections important, and it is probable that the judgment of a reasonable person relying upon the reports as issued would not have been changed or influenced by the inclusion or omission of the corrections.

11.	COMMENT: Explain to us in greater detail the nature of your nursing home and assisted living services. For example, tell us whether you provide these services on a short-term or long-term basis and whether you bill your patients (or the payee) prior to or subsequent to you performing the services. If you require prepayments, tell us and disclose in this footnote how you account for the prepayments. Further, refer to the 2nd paragraph under note (19) and explain to us the nature of the ancillary services that you provide as part of your inpatient services segment and your specific revenue recognition policies for these services. You should also consider expanding your MD&A disclosure so as to provide the reader with a more complete understanding of your revenue recognition arrangements.

ANSWER: GHC’s skilled nursing and assisted living facilities provide services on both a short and long-term basis. A patient’s length of stay is a function of their medical needs and their financial status. For instance, Medicaid patients are financially unable to pay for their own care, are unable to care for themselves and generally have little hope of permanent discharge. Consequently, GHC’s services to this population are largely custodial (feeding, bathing, administering medications, and psycho-social services ) and the average length of stay of a GHC Medicaid resident is estimated at approximately 500 days. Conversely, Medicare patients are only admitted to a skilled nursing facility after a qualifying hospital stay. Often, these patients are recovering from complex medical conditions, such as a hip or joint replacement, pneumonia or a heart attack. Under the Medicare program, these patients are provided custodial services, therapy, drugs and other services with the objective of rehabilitating and discharging the patient to their home. Consequently, the average length of stay of a GHC Medicare patient is estimated at less than 40 days. Assisted living facilities are residential in nature. Assisted living residents are able to care for themselves with some additional assistance in the form of medical management, bathing and meal preparation. The average length of stay of an assisted living resident is estimated at approximately 500 days.

GHC bills Medicaid, Medicare and other third-party insurance carriers after services are rendered. This population constitutes about 86% of GHC’s fiscal 2005 inpatient services revenue. GHC bills privately paying patients and assisted living facility residents one month in advance of rendering services. The advanced billings are not reflected in GHC’s consolidated balance sheet as the related debit is offset by a corresponding credit within its accounts receivable caption. To the extent a patient or resident pays GHC in advance, the net credit is reflected in accounts receivable. Given the 14% population of advanced bill patients and residents, and the fact that many of these patients and residents do not prepay, the prepayment balances are not material to GHC’s consolidated financial statement and, therefore, have not been reclassified to deferred revenue.

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Ancillary services are those provided outside of routine custodial care (i.e. room and board). Ancillary services include, but are not limited to: therapies, over the counter drugs, barber and beauty services, oxygen, and lab fees. Medicare Part A and all but one Medicaid program reimburse GHC under a prospective payment system. This type of system reimburses healthcare providers at pre established reimbursement rates per day. Consequently, GHC recognizes Medicare Part A and Medicaid net revenue and receivables at the pre established reimbursement rates, regardless of the level of custodial or ancillary services provided. Patients that have coverage under the Medicare Part B plan are covered for certain ancillary services at pre established reimbursement rates. Again, GHC recognizes net revenue and receivables for these services at the pre established Medicare Part B reimbursement rates. In addition to custodial care, most commercial insurance carriers will reimburse GHC for certain ancillary services that are contractually agreed to, again at pre established reimbursement rates. Private pay skilled nursing patients and assisted living residents are charged GHC’s standard billing rates for custodial and ancillary services. These rates are market based and the revenues and receivables are recognized at net realizable value as the services are provided. GHC’s billing systems are designed to capture all services provided to patients and residents regardless of their payor source. These systems are also loaded with the pre established reimbursement rates. A provision for contractual adjustments, which represents the difference between GHC’s standard (private pay) billing rates and the established reimbursement rates (third party payors), is deducted from gross revenue to determine net revenue.

In future filings, GHC will enhance its revenue recognition disclosure in MD&A by including certain of the information provided in the previous paragraphs.

12.	COMMENT: Refer to the 1st full paragraph on page 84 and explain to us what you mean by your statement “The tax sharing amendment also increases the percentage of the NOL carryforward limitation that NCI must allocate to the Company.” Tell us what accounting treatment you applied to this transaction, if any, and explain to us your GAAP basis for this accounting treatment.

ANSWER: Utilization of GHVI's consolidated NOL carryforward was limited by virtue of application of Section 382 of the Internal Revenue Code of 1986, as amended, to the ownership change that occurred on October 2, 2001 in connection with GHVI's Bankruptcy Plan. The Tax Sharing Agreement between GHC and NCI dated December 1, 2003 allocated this limitation between GHC and NCI. The Tax Sharing Agreement also apportioned GHVI's consolidated NOL carryforward to NCI and GHC in accordance with Treasury Regulation Sections 1.1502-79 and 1.1502-79A. Pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes (as amended)” (SFAS No. 109), a deferred tax asset was recognized by GHC for the apportioned NOL carryforward. The amendment to the NOL carryforward limitation allocated to GHC under the amended Tax Sharing Agreement served to increase the amount of NOL GHC could utilize in any one year, but did not alter the overall NOL carryforward. Therefore, there was no accounting treatment applied to this transaction.

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13.	COMMENT: Further, refer to the 2nd full paragraph on page 84 and explain to us how you accounted for the adjusted pricing of transition services provided by you during the period prior to January 1, 2005, during the three month period ended March 31, 2005 and during the five month period ending September 1, 2005.

ANSWER: GHC and NCI entered into the transition services agreement on December 1, 2003 to ensure smooth operational transition for both parties. The intent was to charge the other party at cost for any transitional services provided. Most notably of those were the services provided by information technology professionals who remained with GHC following the spin-off (herein referred to as the “transitional services”). From December 1, 2003 through December 31, 2004, NCI paid GHC $3.3 million based on an agreed upon estimate of cost. From January 1, 2005 to March 31, 2005, NCI paid GHC $0.8 million based on an agreed upon estimate of cost. However, in the three months ended March 31, 2005, GHC did not recognize the full payment from NCI because it believed its cost incurred was lower than the interim period charge rate.

The amendment to the transitional services agreement in June 2005 principally established the terms for the remainder of payments for services and recognized the accumulated difference between the formerly agreed upon (estimated) rate of reimbursement for costs and the actual costs incurred. The table below illustrates by period 1) the estimated costs for transitional services recognized by GHC and 2) NCI’s payment pattern for those services. At the end of September 2005, GHC had a net payable of $0.6 million owed to NCI, which was carried to satisfy GHC’s obligation under the amended transition services agreement which provided an incentive to NCI to seek other means for those services, most notably those provided by GHC’s data center operations.

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(in millions)	12/1/03 – 12/31/04	1/1/05 – 3/31/05	4/1/05 – 9/15/05	Total

GHC transitional service fees recognized	$3.2	$0.4	$0.4	$4.0
Cash from NCI	(3.3)	(0.8)	(0.5)	(4.6)

Net payable due to NCI	$(0.1)	$(0.4)	$(0.1)	$(0.6)

The provision of these transitional services was temporary and was not central to GHC’s ongoing operations. GHC and NCI settled on the approximate actual costs incurred for providing the prescribed transitional services under the agreements and recognized no margin for providing these services. GHC accounted for the transition service fees on a “net basis” thereby not reflecting the billed costs as a component of its net revenue or expenses. This treatment is consistent with the guidance of EITF Topic D-103, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred.” The amendment in June 2005 did not change the way in which GHC recognized transition service fees, but rather it lowered the level of expected transitional service fees as NCI’s corporate functions developed and were able to support independently their operations.

14.	COMMENT: Please explain to us how you accounted for the following payments made to ElderTrust, including how your accounting treatment changed upon reclassifying 5 of your center leases from operating leases to capital leases:

•	The $2.5 million payment made in August 2003 to reduce the annual cash basis and accrual basis lease expense.

•	The $32.3 million worth of payments made in October 2003 and November 2003 to reduce the annual cash and accrual basis lease cost. Also discuss how you accounted for the options granted to you to purchase seven properties subleased to you by ElderTrust.

•	The $5 million payment made to ElderTrust in exchange for ElderTrust’s consent to the assignment of all remaining leases and guarantees to you from NCI.

Please also expand your disclosure here or within MD&A to discuss in greater detail your reasons for entering into the agreements with ElderTrust.

ANSWER: As described in GHC’s response to Comment #8, the ElderTrust transactions were entered into because GHVI needed to procure ElderTrust’s consent to the assignment from GHVI to GHC of all leases and related guarantees prior to GHC’s spin-off from GHVI.

The $2.5 million payment identified by the Commission was extended to ElderTrust in order to reduce the prospective rent of one property lease that was deemed to be above market. This payment was recorded as advanced rent and is being amortized on a straight-line basis over the lease term in accordance with SFAS 13.

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The $32.3 million payments identified by the Commission involved the exchange of cash for ElderTrust’s lease rights in seven properties which GHC subleased from ElderTrust. ElderTrust’s lease obligations with the property owner were at a lower lease rate than ElderTrust charged GHC in its sublease agreement with GHC. By acquiring ElderTrust’s lease rights, GHC became the primary lessee and, therefore, assumed the lower lease rate previously held by ElderTrust. GHC also assumed ElderTrust’s option to purchase each of the seven properties. GHC views this payment as consideration for the assumption of the lower lease rate and, therefore in accordance with SFAS 13, classified the payment as advanced rent to be recognized on a straight-line basis over the lease term.

In fiscal 2005, GHC reclassified five of the ElderTrust leases from operating leases to capital leases. The associated unamortized advanced rent balances were reclassified at September 30, 2005 to property and equipment and are being amortized over the same period (the lease term) as depreciation expense rather than lease expense.

Of the five leases reclassified to capital in fiscal 2005, three were identified as having bargain purchase options and two leases were deemed to have triggered the “90% test” under SFAS 13. The remaining four purchase options were not deemed to be bargain purchase options based upon GHC’s evaluation of the expected fair value of the properties when the options become exercisable. The related capitalized assets are being depreciated over the estimated economic useful lives of the properties (bargain purchase option properties) and over the lesser of the economic useful lives or lease term (90% test properties).

The $5 million payment referred to in GHC’s disclosure was a consent fee paid by GHVI to ElderTrust. This fee was incurred by GHVI in order to secure ElderTrust’s consent to the spin-off and, therefore, this fee was accounted for by GHVI, not GHC, as a spin-off related cost.

In future filings, GHC will expand its MD&A disclosure of the ElderTrust / Ventas transactions to include certain of the economic factors and related accounting treatment described in the previous paragraphs.

15.	COMMENT: Explain to us your basis in GAAP for discounting your loss reserves for general, professional liability, and workers’ compensation claims. Also, with respect to each type of claim, tell us and clarify for readers if you are discounting amounts payable for settled claims only (where the payment pattern and ultimate cost are fixed and determinable on an individual claim basis) or are you also discounting unsettled claim amounts.

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ANSWER: Consistent with the statutory insurance reporting of its wholly owned Bermuda based insurance captive (LHC), GHC discounts its loss reserves for both settled and unsettled workers’ compensation and general and professional liability claims. GHC’s policy of discounting these liabilities is supported by Statement of Position No. 96-1, “Environmental Remediation Liabilities” (SOP 96-1). Pursuant to paragraph 132 of SOP 96-1, the measurement of a liability, or of a component of a liability, may be discounted to reflect the time value of money if the aggregate amount of the liability or component and the amount and timing of cash payments for the liability or component are fixed or reliably determinable.

GHC’s loss reserves for both workers' compensation and general and professional liability claims are estimated each quarter with the assistance of an independent actuary. GHC believes that, based upon its historical claims experience, its actuarially determined incurred and paid claim patterns can be estimated with a reasonable degree of reliability.

16.	COMMENT: In light of guarantees and credit that you provide, please explain to us your consideration of FIN 46(R) in accounting for your joint venture partnerships and jointly owned and managed facilities.

ANSWER: GHC has interests in 13 jointly owned facilities and has management contracts with 32 independently owned facilities. GHC began consolidating one of its joint venture partnerships in connection with its fiscal 2003 adoption of FIN 46. GHC adopted the provisions of FIN46(R) in fiscal 2004 and FIN 46(R)-5 in fiscal 2005. Upon adoption of the revised interpretations, GHC further evaluated each of its joint venture relationships and its management agreements to assess issues regarding control of such entities, the variability in the fair value of the net assets (i.e. the economic risks and rewards) of the entities and implicit interests in the entities, as prescribed by the respective interpretations.

Regarding GHC’s jointly owned and managed facilities, the following attributes were assessed:

•	the ability of the entity to finance their activities without additional subordinated financial support;

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•	the characteristics of the controlling financial interests; and

•	the relationship between ownership interests and voting rights.

Based upon this assessment, GHC concluded that all of its joint ventures and managed facilities, with the exception of one previously consolidated joint venture under FIN 46 and one described below did not meet the definition of a variable interest entity.

As of September 30, 2005 GHC has extended a total of $3.4 million of subordinated financing and $1.1 million of trade credit to one jointly owned facility. Due to collection concerns, the $3.4 million of subordinated financing has been fully reserved for approximately 5 years and the trade credit is 72% reserved. GHC concluded that this facility’s equity at risk is insufficient to allow the joint venture to finance its operations and, therefore, it is a variable interest entity. With regard to determining the designation of the primary beneficiary, GHC’s initial capital contribution of approximately $0.1 million was absorbed by the first month of operating losses. At September 30, 2005, the joint venture had a $4.2 million capital deficit and all of the senior interests (secured bonds) are held by one individual. Given this pattern of facts, GHC concluded it is not likely that it will ever be in a position to record its share of losses or gains in this joint venture because, to do so, the joint venture would have to generate significant profits (after debt service) in order to eliminate its deficit. Since all of GHC’s financial interest is written-off, there is no substance to GHC’s variable interest from GHC’s financial reporting perspective as GHC has no obligation and no plans to fund future operating losses. Based upon the above fact pattern, GHC concluded that the secured lender is likely the primary beneficiary of the joint venture. Senior debt instruments with fixed interest rates normally would have little variability and usually would not, by themselves, cause the holder to be the variable interest entity’s primary beneficiary unless there are not sufficient subordinated interest to absorb the majority of the entity’s expected losses. Since GHC’s interests have already been written-off, the risk of loss of GHC’s interest does not exist, as it was already recognized. Consequently, GHC concluded that it is not the primary beneficiary of this partnership and its current equity method accounting treatment is appropriate.

17.	COMMENT: Please expand your materiality assessment to also address the potential impact of an unfavorable outcome on GHC’s future results of operations.

ANSWER: In future filings, GHC will revise its disclosure in the notes to its consolidated financial statements to state that “Management does not believe the results of such litigation, even if the outcome is unfavorable, would have a material adverse effect on the results of operations, financial position or cash flows of GHC.”

18.	COMMENT: Refer to the 2nd to last paragraph on page 103 and clarify for us your statement “Consolidated interest expense has been allocated to discontinued operations for all periods presented based on allocated debt that could be repaid in connection with the sale of the assets.” Tell us whether this debt will be sold as part of the businesses and explain to us your GAAP basis for allocating the interest expense to discontinued operations.

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ANSWER: GHC has allocated interest costs to its discontinued operations in each of the fiscal periods presented in its Annual Report on Form 10-K at September 30, 2005. The interest allocation method was applied consistently for all periods presented, however, the capitalization of GHC was derived on a carved-out basis for the periods prior to the December 1, 2003 spin-off from NCI. GHC currently, and formerly as a component of NCI, allocates interest costs to its discontinued operations in accordance with EITF 87-24 “Allocation of Interest to Discontinued Operations.” EITF 87-24 provides a formula for which to allocate general interest costs to discontinued operations. Use of this formula assumes the existence of a uniform ratio of consolidated debt to equity for all operations of the consolidated entity. Before the spin-off, NCI consisted of two different business segments that had significantly different capital structures (inpatient services more heavily leveraged than its pharmacy services). Therefore, use of the prescribed formula would not have provided meaningful results. Consequently, as permitted by the EITF, NCI developed an alternative method which more accurately qualified debt attributable to its discontinued businesses.

NCI’s senior lenders extended credit subject to a borrowing base which was calculated principally using accounts receivable and real property. The allocation of debt specific to its inpatient services, which are representative of the components which became GHC following the spin-off, used the borrowing base assumptions established in the credit agreements and excluded specifically mortgaged inpatient centers. The calculation determined a rate of approximately $27,000 of debt per bed, or 78.7% of the total borrowing base. It was reasonable to conclude that a disproportionate share of NCI’s debt was allocable to the inpatient business due to the more capital intensive nature of that line of business.

Additionally, NCI’s senior credit facility required mandatory prepayment of the net proceeds received in a disposition. A separate analysis also supported that the carrying value of GHC’s discontinued businesses would have approximated the borrowing base attributed to those businesses. It was reasonable to assume, therefore, that allocable debt approximated the carrying value of the assets (once adjusted to net realizable value) as the proceeds would have directly reduced consolidated debt proportionately. In situations where the assignable borrowing base exceeded the carrying value of the assets, the lesser of the two was used. Accordingly, the calculation of debt allocable to discontinued operations became the carrying value of the respective property, plant and equipment held for sale multiplied by the weighted average borrowing rate of senior debt in each reporting period. The following table illustrates the NCI debt allocable to GHC discontinued operations in fiscal 2003 and the GHC senior debt allocable to discontinued operations in the post-spin off periods in fiscal 2004 and 2005, respectively, as well as the weighted average borrowing rate for those periods and the interest calculation thereon:

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Calculation of interest allocation to discontinued operations, as reported:

(in millions, except percentages)	FY 2005	FY 2004	FY 2003

Weighted average allocable senior debt (NCI debt in FY 2003)	$346.2	$422.7	$438.1
Weighted average PP&E attributed to discontinued operations	9.3	17.4	65.9
Weighted average interest rate of allocable debt	6.05%	6.36%	6.73%
Allocation of interest as reported (before taxes)	$0.6	$1.1	$4.4
Tax benefit thereon	(0.2)	(0.4)	(1.7)

Net increase to income from continuing operations	$0.3	$0.7	$2.7

GHC acknowledges that this calculation is not entirely consistent with the guidance of EITF 87-24, because upon re-capitalization in the spin-off, GHC did not re-evaluate the terms of its credit facility relevant to this EITF guidance for the fiscal 2004 and fiscal 2005 periods to recognize that there is no longer a mandatory prepayment clause upon disposal of assets. Also, following the spin-off, GHC’s inpatient services segment became a much larger percentage (90%) of the consolidated organization. That change was enough to overcome the pre-spin-off hurdle of the inconsistent debt to equity ratios among consolidated NCI businesses. Had GHC allocated its senior debt to discontinued operations using the formula prescribed by EITF 87-24 it would have allocated less debt to its discontinued operations in fiscal 2004 and fiscal 2005. The following table illustrates the allocation of debt and interest to discontinued operations under the EITF guidance and compares those results with the allocations as reported.

Calculation of interest allocation to discontinued operations in accordance with EITF 87-24:

(in millions, except percentages)	FY 2005	FY 2004	FY 2003

Weighted average allocable senior debt (NCI debt in FY 2003) (A)	$346.2	$422.7	$438.1
Average monthly consolidated net asset balance (B)	595.6	552.6	N/A
Weighted average PP&E attributed to discontinued operations (C)	9.3	17.4	65.9
Ratio of assets to be disposed to consolidated net
assets and allocable debt (C / [A+B] = D)	0.989%	1.783%	N/A
Debt allocation per EITF 87-24 (A x D)	$3.4	$7.5	N/A
Weighted average interest rate of allocable debt	6.05%	6.36%	6.73%

Allocation of interest as calculated (before taxes)	$0.2	$0.5	$4.4
Tax benefit thereon	(0.1)	(0.2)	(1.7)

Net increase to income from continuing operations,
as calculated	0.1	0.3	2.7
Add back Oct/Nov 2003 pre-spin-off adjustment (see Note)	—	0.1	—
Less net increase as reported (see previous table)	(0.3)	(0.7)	(2.7)

Difference in methodologies	$(0.2)	$(0.3)	$—

Note: ‘As Calculated’ figures are for the full fiscal year, however, the first two months of fiscal 2004 were prior to the 12/1/03 spin-off and would be calcuated under the ‘NCI’ allocation methodology previously described. The $0.1 million add back represents the after tax difference in methodologies for the months of October and November 2003.

GHC concludes that the method used to allocate interest cost of NCI debt to discontinued operations in fiscal 2003 was appropriate and in accordance with the EITF guidance. GHC further concludes that the impact of differences in methodologies used to allocate GHC debt/interest in fiscal 2004 and fiscal 2005 were not material to interest expense, income from continuing operations or loss on discontinued operations as presented in GHC’s consolidated statements of operations in those periods, and had no impact to net income. GHC will revise its future interest allocation methodology to conform to that of EITF 87-24 and will revise its disclosure accordingly.

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19.	COMMENT: We note in your disclosure that your disclosure controls and procedures were “effective in reaching a reasonable level of assurance that information required to be disclosed by you in the reports that you file or submit under the Exchange Act are recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission’s rules and forms.” Please clarify that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. Please also comply with this comment for your 10-Q for the quarter ended December 31, 2005.

ANSWER: GHC confirms for the Commission that, based upon its internal evaluation, GHC’s disclosure controls and procedures were effective at September 30, 2005 and December 31, 2005. In future filings, GHC will also state that its disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that GHC files or submits under the Exchange Act is accumulated and communicated to GHC’s management, including GHC’s principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

20.	COMMENT: Please explain to us management’s consideration of the errors identified during fiscal year 2005 in concluding that your internal control over financial reporting was effective as of September 30, 2005.

ANSWER: GHC’s response to the Commission’s comment is presented in the chronological order in which the errors were identified.

Error #1 – Unrecorded liabilities. In the quarter ended December 31, 2004, GHC identified certain control weaknesses in the overall design effectiveness of accounts payable cut-off procedures. Specifically, the policies and procedures related to the accrual process at the business unit level needed to be updated and consistently applied across the Company.

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The remediation efforts included a redrafting of the accrual process instructions, retraining and the creation of job aides. In addition, regional accounting personnel were tasked with performing reviews of invoices processed after the accounts payable cut-off to “search” for additional unrecorded liabilities.

GHC believes that such efforts to strengthen and consistently apply procedures across the organization have improved the completeness of the accounts payable cut-off. However, GHC’s ability to ensure the capture of all obligations of the organization was challenged by the decentralized nature of GHC’s business model and the high volume / low dollar nature of many of GHC’s vendor obligations.

GHC’s decentralized business model relies on many individuals, principally business unit level department heads, to ensure that vendor invoices are reviewed, approved and processed in a timely fashion. Outside of a few major expense categories, the vast majority of GHC’s vendor invoices are for relatively low dollar amounts, estimated at less than $400 each. This factor along with the decentralized nature of GHC’s business model often results in department heads considering their unprocessed invoices as individually insignificant. From an information system perspective, GHC does not utilize a purchasing system for the majority of its purchases, making it more difficult to estimate the level of potential obligations.

Given the factors noted above, GHC concluded that additional completeness controls were warranted. The solution was to institute a quarterly statistically extrapolated search for unrecorded liabilities test to estimate company-wide unaccrued liabilities. It should be noted that this solution is not meant to replace existing process level accrual procedures, but rather to supplement them. The adjustment recorded in the quarter ended December 31, 2004, which was classified as a correction of an error, yielded a $2.8 million increase to operating expenses and current liabilities. Due to the size of the statistically determined accrual and the lack of compensating controls at the time, management publicly disclosed this matter as a significant deficiency in internal accounting control.

The changes described above improved GHC’s controls at three levels within the organization: at the business unit level (capture of unaccrued invoices) at the regional level (search for subsequently processed invoices) and at the corporate level (the statistically extrapolated search for unrecorded liabilities). GHC concluded that this control deficiency was remediated at September 30, 2005.

Error #2 – Depreciation Expense. In the quarter ended March 31, 2005, GHC recorded a $1.3 million increase to depreciation expense and accumulated depreciation resulting from corrections to the useful lives assigned to certain fixed assets. The cumulative error principally relates to the period beginning after the Company’s adoption of fresh start reporting, or October 1, 2001 through March 31, 2005.

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An initial error was discovered whereby the useful life of a skilled nursing facility assigned in GHC’s September 30, 2001 application of fresh-start reporting was not properly input into GHC’s fixed asset subsidiary system. Consequently, the building carrying value was not depreciated in accordance with GHC’s policies from October 1, 2001 through December 31, 2004. The resulting cumulative adjustment to correct this error was approximately $0.9 million.

Following this discovery, GHC conducted a line by line review of every asset held in its fixed asset subsidiary system to ensure the propriety of the assigned useful lives. The result of this review yielded a series of individually insignificant adjustments which, in the aggregate, resulted in an additional $0.4 million of depreciation expense.

GHC believes the single largest error of $0.9 million is an isolated incident. This belief is supported by the subsequent detailed reviews conducted that only yielded approximately $0.4 million of incremental depreciation expense on a base of over $900 million of fixed assets.

Following discovery of the error, GHC conducts a semi-annual download of all fixed asset additions from its fixed asset subsidiary system into Microsoft Excel to recalculate current period depreciation expense. This procedure tests the accuracy of the input of fixed asset additions and depreciation calculations of the fixed asset subsidiary system. Also, beginning in fiscal 2005, GHC rolled-out updated policies and procedures for capital expenditure processing and accounting, which have improved coding, classification and other point of entry issues.

Based upon the results of the above noted remediation efforts and the results of GHC’s testing of the operating effectiveness of related internal controls over financial reporting, GHC concluded that this control deficiency was remediated at September 30, 2005.

Error #3 – Deferred Compensation Plan. In the quarter ended June 30, 2005, GHC identified that GHC common stock held in its rabbi trust was not properly classified as a component of shareholders’ equity at cost and was improperly marked to market each reporting period.

The error occurred because of the misapplication of Emerging Issues Task Force Issue No. 97-14, “Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested” (EITF 97-14). Upon discovery, GHC developed a detailed financial reporting checklist to ensure that future accounting for the rabbi trust is complete and accurate. The rabbi trust accounting is subject to a detailed review each reporting period. In addition, a detailed financial reporting checklist has been developed to ensure that all new and existing accounting pronouncements and their impact on significant accounting areas in GHC’s financial statements are completely and accurately addressed. This evaluation is also subject to a detailed review each reporting period.

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These controls and procedures were in place as of June 30, 2005 and September 30, 2005 and were deemed to be both designed and operating effectively. Consequently, GHC concluded that the related control deficiencies that gave rise to the accounting error were remediated at September 30, 2005.

Error #4 – Lease accounting. In the quarter ended September 30, 2005, GHC identified errors in prior period financial statements related to (1) the evaluation of capital versus operating lease treatment, and (2) straight-line expense recognition for certain escalating rents. A majority of the identified errors were made in fiscal 2003. In assessing the effectiveness of it’s lease accounting controls over financial reporting, GHC identified the breakdown in internal controls that occurred in fiscal 2003 and evaluated how such errors would (or would not) be prevented or detected under GHC’s current framework of lease accounting controls.

Capital versus Operating Lease Treatment

In fiscal 2003, GHC had less formal control procedures in place to ensure that all non-routine transactions (including lease activities) were completely and accurately identified and accounted for correctly, and such procedures did not include a detailed review by a second individual.

In fiscal 2005, GHC implemented the following internal control procedures to ensure the completeness and accuracy of all non-routine transactions, and such controls were in place and operating effectively for the majority of fiscal year 2005:

•	Quarterly, GHC’s Disclosure Committee meets to evaluate business events for which accounting and disclosure matters should be considered. The Disclosure Committee includes the CEO, CFO, COO, CAO, in-house legal counsel, SVP of M&A, VP of Taxation, VP of Risk Management, VP of Reimbursement, VP of Internal Audit and the Director of Financial Reporting. The CAO chairs the Disclosure Committee and, beginning in fiscal 2005, makes 53 specific inquires of the entire Committee utilizing an internally developed checklist. One of the inquiries is “has the organization terminated, modified or entered into any significant contracts since the last reporting period, including leases, management contracts, joint venture arrangements, vendor supply contracts, financing agreements, derivative financial contracts, construction contracts, etc.?” Authority to execute contracts follows GHC’s obligational authority guidelines. Therefore, significant contracts resulting in a material obligation can only be authorized by the CEO, CFO or COO. In light of the fact that the Disclosure Committee is comprised of all personnel that would have knowledge of such contractual activities, GHC concluded that this control is designed effectively to ensure proper identification of, and accounting for, new, modified or terminated leases. Inquiry responses are documented on the checklist and followed-up by the CAO and Director of Financial Reporting, including procurement of related contracts for an accounting evaluation and the preparation of an accounting position paper.

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•	In connection with the quarter and annual period end closing procedures, a detailed checklist regarding “Non-Routine Transactions” must be prepared and signed-off by the CAO and reviewed and signed-off by the Director of Financial Reporting. The procedures and review steps include a dual sign-off to ensure that an appropriate accounting conclusion has been drawn on all non-routine transactions identified by the Disclosure Committee. The associated accounting position papers are typically prepared by the CAO and reviewed by the Director of Financial Reporting (or vice versa) and the papers are addressed and distributed to the CFO and VP of Taxation for their review and consideration.

The controls referred to above were tested by GHC for the quarters ended June 30, 2005 and September 30, 3005 and were found to be operating effectively. GHC concluded that this control structure provides reasonable assurance that all material lease activities will be identified and accounted for in an accurate and timely manner.

Straight-lining of rent expense

Regarding the straight lining of rents, GHC historically did not record operating lease expense on a straight-line basis, as is required by SFAS 13, and Financial Accounting Standards Board Technical Bulletin No. 85-3, “Accounting for Operating Leases with Scheduled Rent Increases.”

GHC recognized this error and, in fiscal 2000, conducted a review of its operating leases to determine whether or not this issue would be material to its financial statements. At the time, over 35% of GHC’s leases were held by ElderTrust. The ElderTrust leases were structured in such a way that a rent escalator was computed as the “lesser” of a CPI calculation or a fixed percentage (generally 1.5%). A substantial number of GHC’s other operating leases also did not, and still do not, have guaranteed rent escalators. Because the majority of GHC’s leases did not have guaranteed rent escalators and because 80% of GHC’s properties were owned, not leased, GHC concluded in fiscal 2000 that this issue was not material to its consolidated financial statements.

Later, in fiscal 2003, in connection with the spin-off as discussed above, GHC amended many of its leases with ElderTrust. These leases were the only significant leases that were entered into or modified since GHC’s evaluation of this matter in fiscal 2000. With the 2003 amendments, the rent escalator language that once read the “lesser” of a CPI calculation or a fixed percentage was changed to the “greater” of, resulting in the need to straight-line the rent stream. The control weaknesses cited in the initial section of this Answer to the Commission’s Comment (i.e. lack of formal procedures and secondary review of non-routine transactions) contributed to GHC’s failure to recognize this change to the lease terms.

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This error was discovered in the quarter ended September 30, 2005 when GHC re-evaluated certain of its accounting for the ElderTrust transaction. GHC immediately analyzed all of its leases, determined the extent of the error and corrected the cumulative error that approximated $1 million. Approximately 75% of the error accumulated since the 2003 ElderTrust lease amendments, overstating pre-tax income between $0.3 million and $0.4 million per year.

Although GHC’s previously described control deficiencies in 2003 contributed to a failure to recognize the change in the rent escalators, its original conclusions in fiscal 2000 that this issue was not and could not be material to its financial statements was correct. This conclusion is supported by the following factors:

•	The issue is limited to leased facilities, which constitute only 20% of GHC’s center portfolio.

•	Typically, rent escalators are designed to provide for an inflationary increase in cost which, by their nature, is a relatively small factor.

•	Despite the fact that 35% of GHC’s lease portfolio was amended to include a rent escalator, which results in a straight-line adjustment, the approximate impact on an annual basis only increases annual lease expense between $0.3 million and $0.4 million (or less than 0.5% of pre tax income).

•	The rent escalators reverse over time, so leases with varying expiration dates accounted for on a cash basis that are nearing expiration overstate expense, while new leases understate expense; thereby creating a natural offset.

•	Unlike the ElderTrust amendment that involved 35% of the lease portfolio, the remainder of the lease portfolio is owned by a series of many lessors, therefore, there is limited risk that all or a series of such leases will be amended simultaneously, thereby creating undetected exposure to incremental straight-line lease errors.

•	GHC did perform a risk assessment of this area and was comfortable that this particular issue could not rise to the level of a material misstatement to the financial statements. If GHC simultaneously amended all of its leases to include an escalator similar to those in the ElderTrust transaction, one might expect an annual error to pre tax income of $1.1 million ($0.4 million divided by 35%), clearly below GHC’s materiality threshold.

GHC believes that all of these factors support the conclusion it arrived at in 2000, as well as during 2005, that the volume of its lease arrangements did not lend itself to the risk of a material error in GHC’s periodic filings. While the circumstances that existed in previous periods that gave rise to the cumulative error clearly constitute a deficiency in internal controls, GHC does not believe that they constituted a material weakness because the ultimate potential error is clearly limited by the small number of facility lease arrangements. GHC believes that the controls described provide reasonable assurance that material errors in GHC’s periodic filings will be detected in a timely manner and, accordingly, that a material weakness did not exist as of September 30, 2005.

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In the course of evaluation of the significance of the control deficiencies that led to the errors in question, management considered both the potential quantitative and qualitative impact of the deficiencies in accordance with paragraph 140 and the following excerpts from PCAOB Auditing Standard No. 2, “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with An Audit of Financial Statements”:

•	Para. 132. The significance of a deficiency in internal control over financial reporting depends on the potential for a misstatement, not on whether a misstatement actually has occurred.

•	Para. 135. Several factors affect the magnitude of the misstatement that could result from a deficiency or deficiencies in controls. The factors include, but are not limited to, the following:

•	The financial statement amounts or total of transactions exposed to the deficiency.

•	The volume of activity in the account balance or class of transactions exposed to the deficiency that has occurred in the current period or that is expected in future periods.

Based upon the fact pattern set forth above, and regarding the control weakness specific to the identification of and accounting for rent escalators, GHC concluded that there was a more-than-remote likelihood of a misstatement that is more than inconsequential but less than material.

21.	COMMENT: We refer to the last paragraph on page 7. Please tell us where you classified on the balance sheet the $4.1 million that you deposited in escrow in December 2005 and explain to us your GAAP basis for this classification.

ANSWER: The $4.1 million of escrowed funds were included as a component of GHC’s other long-term assets in its condensed consolidated balance sheet at December 31, 2005. GHC believes this classification is most appropriate considering the following conditions applying generally accepted accounting principles:

•	The cash is no longer available to settle current obligations, so classification as a current asset, even though the transaction should close within one year, would incorrectly overstate working capital.

U.S. Securities and Exchange Commission
March 31, 2006
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•	The assets being acquired, principally the property, plant and equipment of the nursing centers, will be principally classified as non current assets.

     Please do not hesitate to contact me at 610.444.8425 if you have any questions about our responses or would like to discuss any of our responses further.

Very truly yours,

/s/ James V. McKeon

James V. McKeon
Executive Vice President and
Chief Financial Officer

cc:	George V. Hager, Jr., Chairman and Chief Executive Officer
Eileen M. Coggins, Senior Vice President,
General Counsel and Corporate Secretary
Tom DiVittorio, Vice President Corporate Controller and Chief Accounting
Officer
John Broderick, Partner, KPMG LLP
Terry Allison Rappuhn, Chairperson, Audit Committee , GHC
Robert S. Littlepage, Jr., Accounting Branch Chief, SEC
Adam Washecka, Staff Accountant, SEC